EXHIBIT 99.1

ASX ANNOUNCEMENT

(ASX: NVX)

31 March 2023

NOVONIX Enters into Joint Venture Agreement with TAQAT Development Company to Produce Battery Materials in the MENA Region

Key Deal Terms:

•
NOVONIX Limited (“NOVONIX”) and TAQAT Development Company (“TAQAT”) have agreed to form an incorporated Joint Venture (JV) in the Kingdom of Saudi Arabia to produce high-performance graphite anode for use in electric vehicle (“EV”) and energy storage system (“ESS”) applications.
•
It is intended that the JV will undertake engineering for the facility in its first year with the target to begin facility construction in 2024.
•
NOVONIX will contribute access on a royalty-free basis to its proprietary intellectual property to the JV for the production and sales of high-performance graphite anode in the Middle East and North Africa (“MENA”) region.
•
TAQAT will hold a 60 percent equity stake in the JV vehicle and NOVONIX will hold a 40 percent stake with each party contributing their share of operating and capital costs for engineering and subsequent facility construction and operation.

NOVONIX Limited (NASDAQ: NVX, ASX: NVX, OTCQX: NVNXF) (“NOVONIX” or “the Company”), a leading battery materials and technology company, today announced that it has agreed to establish an incorporated joint venture with TAQAT to develop and produce anode materials for electric vehicle and energy storage system batteries in the Middle East and North Africa (“MENA”) region.

The joint venture, which has been in discussion since 2021, is intended to utilize NOVONIX’s leading battery technology and capability to develop a graphite anode materials facility with capacity of 30,000 tonnes per annum. The project is to be located in Saudi Arabia and is expected to secure ready access to precursor material as feedstock for critical battery materials and access to developing end-use markets for the manufacture and sale of EVs and ESS applications.

The Government of Saudi Arabia, as part of its Vision 2030 goals, is using its investment power to support and create a more diverse and sustainable economy. Saudi Arabia plans to have 30% of all vehicles on road be electric by 2030. In support of this initiative, Saudi Arabia launched Ceer, the country’s first electric vehicle brand, and a US based EV manufacturer also announced plans to build its first international factory in Saudi Arabia. Upstream projects such as the anode materials facility to be built under this JV will help support a localized supply chain for this sector in Saudi Arabia.

Further, TAQAT announced that it has signed a Memorandum of Understanding (‘MOU”) with Rabigh Refinery & Petrochemical Company (“Petro Rabigh”). Petro Rabigh intends to supply TAQAT Decant Oil and TAQAT intends to build a petroleum needle coking facility, using Chevron Lummus Global proprietary Needle Coke technology. This will allow for the JV to access high quality local precursor material within Saudi Arabia while also being able to leverage NOVONIX’s existing suppliers of key feedstocks from North America and globally.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

Chris Burns, CEO of NOVONIX commented, “I am very excited as to the possibilities that the joint venture presents to both of our companies. The joint venture will leverage NOVONIX’s existing work in North America and will allow us to more quickly scale our operations to extend our geographical reach to the global market. We believe the joint venture will enhance our financial strength and profitability by both driving revenues and accessing cost competitive, quality feedstock for projects outside of North America. NOVONIX’s battery anode manufacturing expertise coupled with TAQAT’s anticipated strong financial support will help bring the first anode materials facility to Saudi Arabia.”

Jamal Al-Bassam CEO of TAQAT said, “We are pleased to partner with NOVONIX, a leading battery technology and battery materials company. Together, this provides a platform that benefits both companies, not just for the development of battery materials, but also to create a world-class graphite vertical in Saudi Arabia and support the Kingdom’s diversification efforts.”

Other Deal Terms:

•
NOVONIX will appoint the JV's CEO and COO and TAQAT will appoint the JV's CFO. The JV will have a 5-person Board of Directors. TAQAT has the right to appoint 3 directors to the Board and NOVONIX has the right to appoint 2 directors to the Board, reflecting the parties’ respective equity interests in the JV.
•
Certain decisions of the Board such as major disposals, major acquisitions, joint ventures, indebtedness, capital expenditures, litigation, or other significant matters of a corporate nature will require the approval of at least one NOVONIX appointed Director and one TAQAT appointed Director.
•
The parties must incorporate the JV vehicle, provide initial funding for a front-end engineering and design ("FEED") study and obtain merger control clearance (if required) from the Kingdom of Saudi Arabia's General Authority for Competition by 31 March 2024 in each case or the JV will terminate.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About TAQAT

TAQAT Development Company is a leading Saudi Arabian energy company. The company is a leader and innovator in the global energy market, and a key contributor to the economic growth and development of the MENA region. TAQAT is constantly seeking out new opportunities to invest in and develop solutions to meet the region’s emerging technology energy needs. TAQAT is commercializing a wide range of energy products and services, including high-quality petroleum coke and renewable energy solutions. The company is committed to innovation and sustainability and is investing heavily in research and development of new technologies to improve the energy ecosystem in the region. Visit TAQAT at https://taqatgroup.com/ or on LinkedIn.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment in Canada and is growing its high-performance synthetic graphite anode material manufacturing operations in the United States. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn, and Twitter.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori McLeod, media@novonixgroup.com (media)

For TAQAT Group

info@taqatgroup.com

Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our joint venture with TAQAT, including the development of a new facility for the production of anode materials for EV batteries and the anticipated performance and benefits. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, our ability to achieve the objectives and financial benefits of the joint venture, the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing, and regulatory developments in the United States, Saudi Arabia, Australia and other jurisdictions. Detailed information regarding these and other factors that could affect our business and results is included in our filings, including the Company's most recent transition and annual reports on Form 20-F, particularly the “Operating and Financial Review and Prospects” and “Risk Factors” sections of those reports. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA